November 17, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC 20549-3628
Attention:  Christian Windsor

Re: City National Bancshares Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed May 27, 2011 (“2010 10-K”)
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed September 2, 2011 (“June 2011 10-Q”)
File No. 000-11535

Dear Mr. Windsor:

We are corporate counsel to the Company and are submitting this letter on its behalf.  The purpose of this letter is to provide the Company’s responses to the November 7, 2011 Comment Letter (“Second Comment Letter”) (which was in reply to our October 21, 2011 reply to your September 16, 2011 Comment Letter (the “First Comment Letter”)) to Mr. Pinkett the Chief Executive Officer of City National Bancshares Corporation.    We have restated your comment below above our response.

COMMENT:
We refer to prior comment 10 and reissue that comment, in part. We are unable to locate the XBRL data on your website, www.citynatbank.com. Please tell us when you intend to make the required posting to your website. Refer to Rule 405 of Regulation S-T.

RESPONSE:
The required XBRL files relating to our 10-Q for the period ending June 30, 2011 are now posted at http://www.citynatbank.com/sec.html.  It can be accessed by going to www.citynatbank.com and clicking “About Us” on the Title Bar and then “Investor Relations” on the Drop Down menu.

We would appreciate the cooperation of the Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.
Very truly yours,

/s/ Lee A. Albanese

Lee A. Albanese
LAA/evw
Encl.
cc: Michael Johnson

E-mail: lee.albanese@leclairryan.com	One Riverfront Plaza, 1037 Raymond Boulevard, Sixteenth Floor
Direct Phone: 973.491.3348	Newark, New Jersey 07102
Direct Fax: 973.491.3468	Phone: 973.491.3600 \ Fax: 973.491.3555

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David C. Freinberg \ Attorney in charge, Newark office \ LeClairRyan is a Virginia professional corporation